March 22, 2012

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE:	The Finish Line, Inc.
Form 10-K for Fiscal Year Ended February 26, 2011
Filed May 6, 2011
Response dated February 29, 2012
File No. 000-20184

Dear Ms. Jenkins:

The Finish Line, Inc. (referred to herein as the “Company”, “we”, or “our”) hereby submits our response to a comment received from the Staff of the Commission’s Division of Corporation Finance by letter dated March 8, 2012 related to our Form 10-K for the fiscal year ended February 26, 2011 and filed on May 6, 2011, and the Company’s response letter dated February 29, 2012. We have included the Staff's original comment below followed by our response.

Notes to Consolidated Financial Statements, page 38

1. Significant Accounting Policies, page 38

Nature of Operations, page 38

Comment 1:
We note your response to comment one of our letter dated February 16, 2012. Provide us draft disclosure to be included in future filings that discusses the factors used to identify your reportable segment, including the basis of organization pursuant to ASC 280-10-50-21.

Ms. Jenkins
United States Securities and Exchange Commission
March 22, 2012

Response:
Per the staff’s request, in future filings, we intend to include in the Significant Accounting Policies footnote a disclosure similar to the following:

Segment Information.  The Company is a premium retailer of athletic shoes, apparel and accessories for men, women and kids, throughout the United States, through two operating segments, “brick and mortar” stores and Digital (which includes internet, mobile and tablet).  Given the similar economic characteristics of both operating segments, which include a similar nature of products sold, type of customer, and method of distribution, the Company’s operating segments are aggregated into one reportable segment. The following table sets forth net sales of the Company by major category for each of the following years:

	Year Ended
	February 26, 2011		February 27, 2010		February 28, 2009
	(in thousands)
Category
Footwear	$1,056,586	86%	$1,005,166	86%	$1,023,009	86%
Softgoods	172,416	14%	167,249	14%	171,648	14%
Total	$1,229,002	100%	$1,172,415	100%	$1,194,657	100%

Ms. Jenkins
United States Securities and Exchange Commission
March 22, 2012

Per the Staff’s request, we hereby acknowledge that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

We appreciate the Staff's responsiveness with respect to the Company's filings and look forward to resolving these and any other concerns the Staff may have.  If you have any questions regarding our response to this comment or require further documentation and/or support related to our response, please contact Beau J. Swenson, Chief Accounting Officer, at 317-613-6950 or myself, at 317-613-6914.

Sincerely,

/s/ Edward W. Wilhelm
Edward W. Wilhelm
Executive Vice President and Chief Financial Officer